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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

         Toronto, Canada, May 18, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that, further to its press releases of April 30, 2004 and May 7, 2004, as a result of the delay in filing its annual and first quarter interim financial statements (and annual and interim Management's Discussion & Analysis related thereto) by the required filing dates under applicable Canadian securities laws, Hollinger requested, and the Ontario Securities Commission ("OSC") has issued, a temporary order that prohibits, effective immediately, certain current and former directors, officers and insiders of Hollinger from trading in securities of Hollinger, except for trades contemplated by the offering of subscription receipts of Hollinger completed on April 7, 2004 or trades in connection with any transaction directly or indirectly resulting or arising from the "strategic process" currently being conducted by Hollinger International Inc. ("International"). Hollinger understands that a temporary order with similar terms has also been issued today by the OSC in respect of International.

         Under the procedures of the OSC, this temporary order is expected to be replaced by a permanent order within the next 15 days. The permanent management and insider cease trade order is expected to be in place until two full business days following receipt by the OSC of all filings that Hollinger is required to make pursuant to Ontario securities laws. Hollinger expects that the securities commissions in certain other provinces will also issue similar orders with respect to residents of those jurisdictions. Under the guidelines pursuant to which this management and insider cease trade order was issued, Hollinger expects to generally provide bi-weekly updates by way of press release on the affairs of Hollinger.

         As a result of the material change in the relationship between Hollinger and International, Hollinger's auditors have, to date, been denied access to key documents, information, assets and management personnel at International which are necessary to audit Hollinger's 2003 annual financial statements. International has advised Hollinger's auditors that it will only be in a position to discuss matters once International's 2003 Form 10K has been filed with the United States Securities and Exchange Commission. Hollinger and its auditors continue to explore additional avenues for obtaining the necessary access, information and co-operation Hollinger requires in order that its financial statements may be filed as soon as possible. Due to the uncertainty as to if and when Hollinger's auditors may obtain such co-operation, Hollinger does not yet know when it will be in a position to file its financial statements.

         Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                  For more information, please contact:
Jim Badenhausen                 Fred A. Creasey
646-805-2006                    416-363-8721



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